May 16, 2007

Via EDGAR and Facsimile

Marc D. Thomas
Senior Staff Accountant
United States Securities and
    Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Carbiz Inc.
Form 8-K filed May 3, 2007
File No. 000-52209

Dear Mr. Thomas:

     Carbiz Inc. (“Carbiz” or the “Company”) is responding to your letter dated May 10, 2007, relating to the above-referenced filing (the “Filing”). The comments contained in that letter and the Company’s responses are set forth below.

     In providing the responses below, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

  staff comments, or changes to disclosure by the Company in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SEC COMMENT:

General

1.

In reviewing the independent accountants’ report on the audited financial statements for the year ended January 31, 2007, we noted that they make reference to the company’s ability to continue as a going concern. Item 304(a)(1)(ii) of Regulation S-B requires the disclosure of the uncertainty regarding the ability to continue as a going concern. Please amend the Form 8-K to provide the required disclosures.

CARBIZ’S RESPONSE:

To comply with the required disclosures under Item 304(a)(1)(ii) of Regulation S-B, the Company proposes to amend the third paragraph of the Filing in its entirety to read as follows:

The audit reports of CS&L for the Company’s fiscal years ended January 31, 2007 and 2006 contained a statement indicating “substantial doubt about [the Company’s] ability to continue as a going concern” because the Company “has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern.” The audit reports of CS&L for the Company’s fiscal years ended January 31, 2007 and 2006 did not contain any other adverse opinion, or a disclaimer of opinion, or qualification or modification as to uncertainty, audit scope or accounting principles (as described in Item 304(a)(1)(ii) of Regulation S-B).

Carbiz USA,Inc.	7405 N Tamiami Trail, Sarasota, FL 34243	(800) 547-2277	Fax (941) 953-3580

2.	In your amended Form 8-K, include a dated Exhibit 16 letter from the former accountants addressing the revised disclosures.

CARBIZ’S RESPONSE:

The Company hereby confirms that it will include a dated Exhibit 16 letter from its former accountants addressing the revised disclosures included in the Company’s response to Comment 1 above.

The Company welcomes the opportunity to discuss the foregoing points further, if necessary, and to clarify any open questions you may have at your convenience. I can be reached at (800) 547-2277 ext. 1501.

Sincerely,

/s/ Stanton Heintz
Stanton Heintz
Chief Financial Officer

cc: Thomas M. Rose, Esq., Troutman Sanders LLP